UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Name: Corient Registered Alternatives Fund
Address of  Principal Business Office:

2 South Biscayne Boulevard
Suite 3200
Miami, Florida 33131
Telephone Number (including area code): (305) 786-6577
Name and Address of Agent for Service of Process:

Scott Akins
Segall Bryant & Hamill, LLC
c/o Corient
2 South Biscayne Boulevard
Suite 3200
Miami, Florida 33131

With Copies to:

George Zornada, Esq.
Pablo Man, Esq.
One Congress Street
Suite 2800
Boston, Massachusetts 02114
Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:    Yes  ☒    No  ☐

 SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of New York in the State of New York on the 18th day of November, 2024.

Corient Registered Alternatives Fund

By:	/s/ Paul Platkin
Name: Paul Platkin
Title: President

Attest:	/s/ Lyuba Docheva
Name: Lyuba Docheva
Title: Secretary